EXHIBIT K

THE GREEN BOND AND GREEN SUKUK FRAMEWORK

From time to time, the Republic of Indonesia may issue securities the proceeds of which will be used by the Republic of Indonesia exclusively to finance or refinance expenditure directly related to Eligible Green projects (as defined below). The following Green Bond and Green Sukuk Framework applies to such issuances.

THE REPUBLIC OF INDONESIA

GREEN BOND AND GREEN SUKUK FRAMEWORK

I.	INTRODUCTION

BACKGROUND

Indonesia is strongly committed to combating climate change and is also one of the nations most susceptible to climate-induced disasters. As such, Indonesia has made a number of commitments to step up its climate change adaptation and mitigation priorities.

As part of a responsible and committed global community, Indonesia has ratified the Paris Agreement in 2016 and submitted its Nationally Determined Contributions (NDCs). It sets out Indonesia’s commitment to a low carbon and climate resilient future. For 2020 and beyond, Indonesia aims to reach archipelagic climate resilience from comprehensive adaptation and mitigation programs, and disaster risk reduction strategies.

Indonesia has a pivotal role in combating climate change. Its extensive tropical landscape and seascape with high biodiversity, high carbon stock values and energy and mineral resources are all contributing factors for the nation to be at the forefront of climate action and environmental protection. Furthermore Indonesia’s position close to the global ocean conveyor system make it particularly vulnerable to natural disasters that will likely to be exacerbated by climate change.

Under current administration, Indonesia has set out priority actions within the national’s strategic development goals, known as the Nawacita (or Nine Agenda Priorities). This includes protecting Indonesian people, encouraging rural and regional development, improving the quality of life, and improving productivity and international competitiveness. Shifting to a low carbon and climate resilient development path is an integral part of these missions, and is integrated in development policies, strategies and programs of the National Medium-Term Development Plan (RPJMN) 2015-2019.

Many of the projects being undertaken by the Indonesian Government to address climate change mitigation and adaption will also deliver important social benefits. The implementation of these missions involves all stakeholders.

1.	MITIGATION

To implement its commitment to reduce greenhouse gas (GHG) emissions, Indonesia has promulgated relevant legal and policy instruments, including the Presidential Regulation (PERPRES) No. 61/2011, National Action Plan to Reduce Greenhouse Gas Emissions (RAN-GRK)1 and the Presidential Regulation (PERPRES) No. 71/2011, the Implementation of a National GHG Inventory. In 2015, Indonesia has revised its commitment through Nationally Determined Contribution (“NDC”) to an unconditional emission reduction target of 29% (from previously 26%), and conditional reduction target up to 41% of the business as usual scenario by 2030 (from previously by 2020). The mitigation regulations are focusing on the sectors of Energy, Waste, Industrial Processes and Product Use (IPPU), Agriculture, and Forestry.

[1]	http://www.sekretariat-rangrk.org/images/documents/PERPRES%20_61_2011_English.pdf

2.	ADAPTATION

Climate change presents significant risks for Indonesia’s natural resources that will, in turn, impact the production and distribution of food, water, and energy. Therefore, Indonesia considers climate mitigation and adaptation efforts as an integrated concept that is essential for building resilience in safeguarding food, water and energy resources. Indonesia has adopted the National Action Plan on Climate Change Adaptation (RAN-API) which provides a national framework for adaptation initiatives that has been mainstreamed into the National Development Plan. The medium-term goal of Indonesia’s climate change adaptation strategy is to reduce risks on all development sectors (agriculture, water, energy security, forestry, maritime and fisheries, health, public service, infrastructure, and urban system) by 2030 through local capacity strengthening, improved knowledge management, convergent policy on climate change adaptation and disaster risks reduction, and application of adaptive technology.

3.	BIODIVERSITY

Indonesia is an archipelago made up of approximately 17,000 islands throughout which there are unique ecosystems containing a large number of diverse species. The country also contains the world’s third largest area of rainforest. Yet, Indonesia is facing challenges in maintaining its status as one of the megadiverse countries in the world due to threats such as deforestation. As the preservation of biodiversity is closely associated with national prosperity and development, the Indonesian Biodiversity Strategy and Action Plan (IBSAP) 2015-2020 was launched to provide an outline for how biodiversity could be utilized sustainably to improve the economic and development opportunities. Indonesia’s strong commitment on the environment and climate change issues, as well as biodiversity, could be achieved through comprehensive and coherent policy development, institutional strengthening, technology innovation, social-cultural approaches, and improved financial and funding mechanisms.

II.	APPLICATION OF ICMA GREEN BOND PRINCIPLES[2]

The Republic of Indonesia has developed a Green Bond and Green Sukuk Framework (the “Framework”) under which it plans to finance and or re-finance Eligible Green Projects via the issuance of Green Bonds and Green Sukuk.

1.	Use of Proceeds

With reference to the Green Bond Principles, the proceeds of each Green Bond or Green Sukuk will be used exclusively to finance or re-finance expenditure directly related to “Eligible Green Projects”.

“Eligible Green Projects” refer to projects which promote the transition to low-emission economy and climate resilient growth, including climate mitigation, adaptation, and biodiversity in accordance with the criteria and process set out in this Framework.

Eligible Green Projects must fall into at least one of the following sectors:

Eligible Sectors	Further Detail of Eligible Green Projects

Renewable Energy	• Generation and transmission of energy from renewable energy sources: include offshore and onshore wind, solar, tidal, hydropower, biomass and geothermal

• Research and development of products or technology (“R&D”) for renewable energy generation, include turbines and solar panels

[2]	https://www.icmagroup.org/assets/documents/Regulatory/Green-Bonds/GreenBondsBrochure- JUNE2017.pdf

Eligible Sectors	Further Detail of Eligible Green Projects

Energy Efficiency	• Improvement of the energy efficiency of infrastructure, which results in an energy consumption of at least 10% below the average national energy consumption of an equivalent infrastructure

•  Research and development of products or technology (“R&D”) and their implementation that reduces energy consumption of underlying asset, technology, product or system(s); including LED lights, improved chillers, improved lighting technology, and reduced power usage in manufacturing operations

Resilience to Climate Change for	• Research leading to technology innovation with sustainability

Highly Vulnerable Areas and Sectors/	• benefits

Disaster Risk Reduction	• Food security

• Flood mitigation

• Drought management

• Public health management

Sustainable Transport	• Developing clean transportation systems

• Transportation network upgrade to higher climate resilient design standards

Waste to Energy and Waste Management	• Improving waste management
• Transforming waste to renewable energy source

• Rehabilitation of landfill areas

Sustainable Management of Natural Resources

•  Sustainable management of natural resources which substantially avoids or reduces carbon loss / increases carbon sequestration (through planting of new forest areas and/or replanting of degraded areas, the use of drought / flood / temperature resistant species).

•  Habitat and biodiversity conservation (through sustainable management of land use change, sustainable management of agriculture/fisheries/forestry, protection of coastal and marine environments, pest management

Green Tourism	• Developing new tourism areas in line with Green Tourism Principles

• Optimization of supporting infrastructure to support sustainable tourism (i.e. water treatment, energy efficiency)

• Developing tourism resiliency against climate change risk

Green Buildings	• Developing green buildings in line with Greenship developed by Green Building Council Indonesia (“GBC Indonesia”), which contains six categories:

• Appropriate Site Development

• Energy Efficiency and Conservation

• Water conservation

Eligible Sectors	Further Detail of Eligible Green Projects

• Material & resources cycle

• Air quality & leisure air (water indoor health & comfort)

• Building & environment management

Sustainable Agriculture	• Developing sustainable agriculture management and methods, such as organic farming, less pesticides, Research and Development (“R&D”) on climate resilient seeds, and energy efficient on agriculture

• Subsidy mechanism for agriculture insurance

For the avoidance of doubt, in any case, the Eligible Green Projects shall exclude the below:

•	New fossil fuel based electric power generation capacity and expenditure related to the improvement in the efficiency of fossil fuel based electric power generation.

•	Large scale hydropower plants (>30 MW capacity)

•	Nuclear and nuclear–related assets

2.	Process for Project Evaluation and Selection

The Republic of Indonesia, represented by the National Development Planning Agency and the Ministry of Finance will review and approve projects / budget allocation / subsidies to be included in the State Budget.

In 2015 the Republic of Indonesia introduced a system for “tagging” of ministry budgets (Budget Tagging Process) to identify expenditures on projects that deliver specified climate change benefits in accordance with the Republic of Indonesia’s climate objectives. The Budget Tagging Process was developed with the support of the UN Development Programme and involves a detailed assessment of the climate benefits of projects undertaken by Line Ministries. At the initial stage, the Budget Tagging Process covers climate change mitigation, involving 6 Line Ministries, i.e. (i) Ministry of Agriculture; (ii) Ministry of Energy and Mineral Resources; (iii) Ministry of Transportation; (iv) Ministry of Industry; (v) Ministry of Environment and Forestry; and (vi) Ministry of Public Works and Housing (and may be adopted by other Ministries in due course) based on key performance indicators of project output. In 2018, the Budget Tagging Process is expanded to cover climate change mitigation and adaptation, involving 17 Line Ministries, i.e. (i) Ministry of Agriculture; (ii) Ministry of Environment and Forestry; (iii) Ministry of Maritime Affairs and Fisheries; (iv) Ministry of Energy and Mineral Resources; (v) Ministry of Transportation; (vi) Ministry of Public Works and Housing; (vii) Ministry of Health; (viii) Ministry of Home Affairs; (ix) Ministry of Agrarian Affairs and Spatial Planning/National Land Agency; (x) Ministry of Law and Human Rights; (xi) Indonesian Institute of Sciences; (xii) National Institute of Aeronautics and Space; (xiii) Geospatial Information Board; (xiv) Assessment and Application of Technology Agency; (xv) Indonesian Agency for Meteorology, Climatology and Geophysics; (xvi) Indonesian Central Board of Statistics; and (xvii) National Development Planning Agency (BAPPENAS) (and may be adopted by other Ministries in due course). Currently Indonesia is in the process to expand the Budget Tagging Process to biodiversity under Biodiversity Financing Program.

The Budget Tagging Process is an integrated process involving the individual ministries responsible for the individual projects as well the Ministry of Finance. The process is summarized in the following graphic.

The environmental benefits of each project are accessed by the individual ministries together with the Climate Change Secretariat of BAPPENAS and validated by the Ministry of Environment and Forestry to be consistent with Indonesia’s NDC and endorsed by the Ministry of Finance as “tagged” for budget allocation.

The Ministry of Finance will select “tagged” projects that

•	fall into one or more of the Eligible Sectors under this Framework and

•	have a project development timeline consistent with the tenor of the applicable Green Bond or Green Sukuk to be Eligible Green Projects and funded by the use of proceeds of Green Bonds or Green Sukuk issued under this Framework.

The Ministry of Finance will maintain notes and records of all Eligible Green Projects reviewed and to be funded by the Use of Proceeds of each Green Bond and Green Sukuk issued.

3.	Management of Proceeds

The proceeds of each Green Bond or Green Sukuk will be managed within the Government’s general account in accordance with sound and prudent treasury management policy. Upon request from the Line Ministries, the Green Bond and Green Sukuk proceeds will be credited to a designated account of the relevant ministries for funding exclusively projects as defined in the Framework. Pending application to Eligible Green Project proceeds will be held in cash in the Government’s general account at Bank Indonesia.

The proceeds of each Green Bond or Green Sukuk can be used both for the financing and/or refinancing of eligible green projects. If part of the proceeds are to be used for refinancing, The Republic of Indonesia shall disclose the ratio of the proceeds which is used for financing and refinancing to the total proceeds.

The Ministry of Finance shall manage the processes for allocation of the proceeds of each Green Bond and Green Sukuk issuance, and make sure that the proceeds are used in accordance with this Framework.

The respective ministries utilizing the proceeds shall track and monitor, and report to the Ministry of Finance, the environmental benefits of the Eligible Green Projects in their portfolio which are funded by Green Bonds or Green Sukuk proceeds.

A Green Bond and Green Sukuk allocation register (the “Register”) will be established to record the allocation of each Green Bond or Green Sukuk proceeds. The Register will contain, for each Green Bond and Green Sukuk issued, information including:

a)	Details of Each Green Bond or Green Sukuk: ISIN, pricing date, maturity date, etc.

b)	List of Eligible Green Projects, with information including:

•	Summary of projects details;

•	Amount of proceeds allocated to each eligible projects;

•	Expected climate and/or environmental impacts of eligible projects;

•	Aggregate amount of proceeds of Green Bonds and Green Sukuk allocated to eligible projects;

•	Remaining balance of unallocated proceeds;

•	Other necessary information.

In case of asset divestment, the Republic of Indonesia will mark the proceeds as “unallocated” until the proceeds are used to finance or refinance other Eligible Green Projects.

4.	Reporting

The Republic of Indonesia, represented by the Ministry of Finance will prepare and publish a Green Bond and Green Sukuk report (the “Report”) annually and initially on the date falling no more than one year after the inaugural Green Bond or Green Sukuk issuance. The Report will contain at least:

a)	A list and brief description of the projects to which Green Bond and Green Sukuk proceeds have been allocated;

b)	The amount of Green Bonds and Green Sukuk proceeds allocated to such projects.

c)

An estimation of the beneficial impact arising from the implementation of Eligible Green Projects. Reporting is expected to include measures of the reduction in greenhouse gas emissions, reduction in resource consumption, the number of parties that benefit from projects funded and other appropriate measures taking into account the nature of the project.

The Report will be published on the Ministry of Finance website (www.djppr.kemenkeu.go.id).

III.	ASSURANCE

The Republic of Indonesia will engage an independent third party to provide assurance on its annual Green Bond and Green Sukuk report and the compliance of each Green Bond and Green Sukuk issued with this Green Bond and Green Sukuk Framework.